UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant To Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2017

Commission File Number 001-31599

Endurance Specialty Holdings Ltd.

(Translation of registrant’s name into English)

Waterloo House, 100 Pitts Bay Road,

Pembroke HM08, Bermuda (441) 278-0400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION FURNISHED AS PART OF THIS FORM 6-K

On August 16, 2017, Endurance Specialty Holdings Ltd. (the “Company”) delivered to Wilmington Trust Company, as trustee (the “Trustee”) of its junior subordinated deferrable interest notes (the “Securities”) a notice of redemption in full of 100% of the outstanding Securities. The Securities were issued under the Junior Subordinated Indenture dated January 6, 2006, between the Company, as the successor in interest to Montpelier Re Holdings Ltd. and the Trustee, as amended and supplemented by the First Supplemental Indenture dated July 31, 2015 and the Second Supplemental Indenture dated July 31, 2015 (as amended, restated and supplemented from time to time, the “Indenture”). The Company intends to redeem the Securities on September 30, 2017 (the “Redemption Date”), pursuant to the optional redemption provisions of the Indenture. As the Redemption Date is not a Business Day (as defined in the Indenture), the payment of interest and principal in respect of the Securities shall be made on October 2, 2017. The redemption price for the Securities will be $101,274,098, which comprises the amount for the redemption of 100% of the principal amount of $100,000,000 of Securities and $1,274,098 in accrued and unpaid interest. Interest on the Securities will cease to accrue on and after the Redemption Date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ENDURANCE SPECIALTY HOLDINGS LTD.

Date: August 22, 2017	By:	/s/ John V. Del Col
		Name:	John V. Del Col
		Title:	General Counsel & Secretary